As filed with the Securities and Exchange Commission on 31 March 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2005

Cable and Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable and Wireless plc

By:	/s/ Andrew Garard
Name:	Andrew Garard
Title:	Company Secretary

Date:	31 March 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Announcement dated 1 March 2005
99.2	Announcement dated 2 March 2005
99.3	Announcement dated 3 March 2005
99.4	Announcement dated 8 March 2005
99.5	Announcement dated 9 March 2005
99.6	Announcement dated 10 March 2005
99.7	Announcement dated 11 March 2005
99.8	Announcement dated 14 March 2005
99.9	Announcement dated 15 March 2005
99.10	Announcement dated 16 March 2005
99.11	Announcement dated 17 March 2005
99.12	Announcement dated 17 March 2005 (2)
99.13	Announcement dated 18 March 2005
99.14	Announcement dated 21 March 2005
99.15	Announcement dated 22 March 2005
99.16	Announcement dated 29 March 2005